News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

07:30 GMT
28 February 2013

Reed Elsevier announces the appointment of Dr Wolfhart Hauser as a non-executive director

Reed Elsevier announced today the appointment of Dr Wolfhart Hauser as a member of the Supervisory Board of Reed Elsevier NV (RENV) and as a non-executive director of Reed Elsevier PLC, subject to shareholder approval at the respective Annual General Meetings to be held on 24 and 25 April 2013. He will also be appointed a non-executive director of Reed Elsevier Group plc.

Dr Hauser is the Chief Executive Officer of Intertek Group plc, a FTSE 100 company and a global provider of quality solutions to a wide range of industries around the world. He has held that position since 2005 after serving as a non-executive director since 2002. He was previously Chairman of Dragenopharm GmbH & Co AG from 2002 to 2006. Prior to that he was Chief Executive Officer and President of TÜV Süddeutschland AG, the largest testing and inspection company in Germany, from 1998 to 2002, having been Chief Executive Officer of TÜV Product Services GmbH, an international testing and certification company, for 10 years. He was also a non-executive director of Logica plc from 2007 to 2012. Dr Hauser is a German citizen with a strong background in medicine, science and technology based businesses. He started his career as a scientist in pharmacology and ergonomics, was a successful inventor, has over 50 publications to his name and has established and led a broad range of successful international service businesses for more than 30 years.

Anthony Habgood, Chairman, said:

“I would like to welcome Wolfhart to Reed Elsevier. With his more than 30 years’ service in executive and non-executive positions in international technology and services businesses and his background in science and medicine, he will be an excellent addition to our Boards. Wolfhart’s appointment is part of Reed Elsevier’s on-going evolution of its Boards and I look forward to him joining us following the AGMs in April.”

There are no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £15bn/€17bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

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